UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jazz Pharmaceuticals, Inc.
File No. 333-141164 - CF#24979

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Jazz Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 9, 2007, as amended. Exhibit 10.42 was modified by the same contract refiled with fewer redactions as Exhibit 10.13 to a Form 10-Q filed on May 6, 2010.

Based on representations by Jazz Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.42	through March 27, 2015
Exhibit 10.46	through March 27, 2015
Exhibit 10.47	through March 27, 2015
Exhibit 10.48	through March 27, 2015
Exhibit 10.49	through March 27, 2015
Exhibit 10.50	through March 27, 2015
Exhibit 10.51	through March 27, 2015

Exhibit 10.13 to Form 10-Q filed May 6, 2010 until March 27, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel